UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02068234

DC
No Act
P.E. 11-18-02
132-02319

December 16, 2002

Act 1934
Section
Rule 14A-8
Public Availability 12/16/2002

Morton A. Pierce, Esq.
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019-6092

Re: The Walt Disney Company
Incoming letter dated November 18, 2002

Dear Mr. Pierce:

This is in response to your letter dated November 18, 2002 concerning the shareholder proposal submitted to Disney by Robert A. Grochow. We also have received letters from the proponent dated November 20, 2002 and November 21, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert A. Grochow, Esq.
305 Broadway - Suite 100
New York, NY 10007-1109

DEWEY BALLANTINE LLP

1301 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6092
TEL 212 259-8000 FAX 212 259-6333

MORTON A. PIERCE
212 259 6640

1934 Act-Section 14(a)
Rule 14a-8(i)(1)
Rule 14a-8(i)(4)
Rule 14a-8(i)(7)
Rule 14a-8(i)(8)
Rule 14a-8(i)(9)

November 18, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Walt Disney Company, a Delaware corporation (the "Company"). The Company hereby respectfully requests that the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with its view that the Company may exclude from its proxy solicitation materials relating to its 2003 Annual Meeting of Shareholders (the "Proxy Materials") a proposal and a supporting statement (the "Proposal") received from Robert A. Grochow (the "Proponent") on September 6, 2002.

The Company currently expects to file definitive Proxy Materials with the Commission on or about February 6, 2003, and to begin mailing shortly thereafter. The Proposal and an opinion of Richards, Layton & Finger, P.A., special Delaware counsel to the Company, are attached hereto as Exhibit A and Exhibit B, respectively. Pursuant to Rule 14a-8(j), a copy of this letter and the exhibits are being mailed concurrently to the Proponent to advise him of the Company's intent to exclude the Proposal. In addition, pursuant to Rule 14a-8(j), six copies of this letter and the attached exhibits are enclosed for filing with the Commission.

I. <u>The Proposal.</u>

The Proposal submitted by the Proponent reads as follows:

> "(a) That Mr. Michael Eisner and his management team, be removed from the corporation employment, terminating their contracts, due to what has the appearance of inefficiency and mismanagement, resulting in a severe diminution of the value of the shares held by the shareholders of the Company; and/or (b) to accept an offer of services of Robert Grochow, without cost to the shareholders, for a minimum of one year, to serve as the Company's Chief Executive Officer, or in another similarly designated capacity, with the goal of re-enervating the corporation to it's previous prestigious position within the corporate community."

Mr. Eisner is the Chairman (the "Chairman") of the board of directors of the Company (the "Board of Directors") and its Chief Executive Officer. Mr. Eisner is sometimes referred to herein as the "Executive."

II. <u>Reasons for Omission of the Proposal.</u>

As set forth more fully below, the Company believes that the Proposal may be properly omitted from its Proxy Materials pursuant to clauses (i)(1), (i)(4), (i)(7), (i)(8) and (i)(9) of Rule 14a-8.

A. <u>Rule 14a-8(i)(1): Improper Under State Law.</u>

Rule 14a-8(i)(1) permits a registrant to exclude proposals that are "not a proper subject for action by shareholders under laws of the jurisdiction of the company's organization." The Company is incorporated in the State of Delaware. Section 141(a) of the Delaware General Corporation Law (the "DGCL") states that the "the business and affairs of every corporation under this chapter shall be managed by or under the direction of a board of directors." Section 142(b) of the DGCL provides that "officers shall be chosen in such manner and shall hold their offices for such terms as are prescribed by the bylaws or determined by the Board of Directors or other governing body." The Company's bylaws, amended as of December 15, 1999 (the "Bylaws"), provide that: (i) "The officers of the Corporation shall be chosen by the Board of Directors and shall be a Chairman of the Board of Directors (who must be a director), a President, a Secretary and a Treasurer." (Bylaws, Article IV, Section 1); (ii) "The Chairman of the Board shall be the Chief Executive Officer of the Corporation"(Bylaws, Article IV, Section 3); and (iii) "Any officer elected by the Board of Directors may be removed at any time by the Board of Directors" (Bylaws, Article IV, Section 2).

The Proposal seeks an affirmative vote requiring that "Mr. Eisner and his management team, be removed from the corporation employment, terminating their contracts" and that the Company "accept an offer of services of Robert Grochow, without cost to the shareholders, for a minimum of one year, to serve as the Company's Chief Executive Officer." The Proposal would therefore shift to the shareholders the power to elect and remove officers of the Company, which is contrary to Delaware law and the Bylaws. For the reasons set forth above and in the legal opinion of Richards, Layton & Finger, P.A., attached hereto as <u>Exhibit B</u>, the Proposal is not a proper subject for action by shareholders under the laws of the State of Delaware and the Bylaws and may therefore by properly omitted from the Proxy Materials under Rule 14a-8(i)(1).

B. Rule 14a-8(i)(4): Personal Grievance or Special Interest.

Rule 14a-8(i)(4) permits the omission of a proposal if the proposal is intended to "further a personal interest, which is not shared by the other shareholders at large." This rule is designed to prevent shareholders from abusing the shareholder proposal process to achieve personal ends not necessarily in the common interest of other shareholders. See *Exchange Act Release No. 34-20091* (August 16, 1983) (referring to Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4)). The shareholder proposal process is intended to provide a forum for consideration of proposals of general benefit to the shareholders, not to further a personal interest of a shareholder and "such use of the security-holder proposal process, and the cost and time involved in dealing with those situations, do a disservice to the interests of the issuer and its security-holders at large." Id. On its face, the Proposal reveals that the Proponent seeks to further a personal interest by proposing that the Company "accept an offer of services of [Proponent], without cost to the shareholders, for a minimum of one year, to serve as the Company's Chief Executive Officer, or in another similarly designated capacity". The interest that the Proponent seeks to advance in connection with the Proposal is not shared by the shareholders generally. Because the Proposal is designed to further a personal interest of the Proponent, namely causing the Company to hire him, it may be properly omitted pursuant to Rule 14a-8(i)(4).

C. Rule 14a-8(i)(7): Management Functions.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal if the proposal relates to the conduct of a "company's ordinary business operations." The Proposal seeks both the termination of the Executive and those employees of the Company constituting his "management team" and the hiring of the Proponent as Chief Executive Officer of the Company. The Staff has consistently held that proposals relating to the dismissal, termination or hiring of executive officers, including the chief executive officer, may be properly omitted pursuant to Rule 14a-8(i)(7), because they relate to ordinary business operations. See, e.g. *Wachovia Corporation* (February 17, 2002); *Merrill Lynch & Co., Inc.* (February 8, 2002); *Spartan Motors, Inc.*(March 13, 2001); *Wisconsin Energy Corporation* (January 30, 2001); *U.S. Bancorp* (February 27, 2000). Because the Proposal relates to the conduct of the Company's ordinary business operations, in seeking the termination of the Executive and other management personnel and the hiring of the Proponent as the Company's Chief Executive Officer, it may be properly omitted pursuant to Rule 14a-8(i)(7).

D. Rule 14a-8(i)(8): Relates to Election.

Rule 14a-8(i)(8) permits the omission of a shareholder proposal that "relates to an election for membership on the company's board of directors or analogous governing body." As noted above, the Executive is currently the Chairman of the Company's Board of Directors. Because the proposal calls for the removal of the Executive from "corporate employment," it necessarily seeks his removal as a member and Chairman of the Board of Directors. The Staff has consistently held that proposals to remove members of a company's board of directors may be properly omitted pursuant to Rule 14a-8(i)(8). See, e.g. *NetCurrents, Inc.* (April 16, 2001); *J.C. Penney Company, Inc.* (March 19, 2001); *Milacron Inc.* (February 28, 2000); *PepsiCo, Inc.* (February 1, 1999). Because the Proposal relates to an election for membership on the Board of Directors by seeking to remove a member of the Board of Directors, it may be properly omitted pursuant to Rule 14a-8(i)(8).

E. Rule 14a-8(i)(9): Conflicts with Company's Proposal.

Rule 14a-8(i)(9) permits the omission of a shareholder proposal if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." In *The Gabelli Equity Trust* (March 15, 1993) and *Fitchburg Gas and Electric Light Company* (July 30, 1991), the Staff interpreted former Ruled 14a-8(c)(9), the predecessor to Rule 14a-8(i)(9), to permit a company to omit a shareholder proposal if there is some basis for concluding that an affirmative vote on both the shareholder's proposal and the company's proposal would lead to an inconsistent and inconclusive mandate from the shareholders. In addition, in *Storage Technology Corporation* (February 26, 1997), the Staff determined that a proposal imposing qualifications on all directors could be properly omitted to the extent it would disqualify certain nominees for director at the company's upcoming annual meeting. The Proposal calls for the removal of the Executive from employment with the Company. The Company, however, intends to nominate the Executive for election to the Board of Directors at its 2003 Annual Meeting of Shareholders. Because the Proposal directly conflicts with the Company's intended nomination of the Executive to the Board of Directors, it may be properly omitted under Rule 14a-8(i)(9).

III. Conclusion.

Based upon the foregoing, the Company respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from the Proxy Materials.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please contact David K. Thompson, at (818) 560-1841, or the undersigned, at (212) 259-6640. Please acknowledge receipt of this letter on the additional enclosed copy and return it to the undersigned in the enclosed envelope.

Very truly yours,

Morton A. Pierce

Morton A. Pierce

B.B.

Enclosures

cc: David K. Thompson
Senior Vice President, Assistant General Counsel and Corporate Secretary
The Walt Disney Company
Mr. Robert Grochow

Exhibit A

ATTORNEY AT LAW
305 BROADWAY – SUITE 100
NEW YORK, NEW YORK 10007-1109
TEL: (212) 233 - 5400
FAX: (212) 267 - 2129
E-MAIL: RGrochow@aol.com

ROBERT A. GROCHOW, P.C.

September 6, 2002

The Walt Disney Company
Attn: Corporate Secretary
500 S. Buena Vista St.
Burbank, CA 91521-9722
(818) 553-7200

Dear Sir or Madam:

In accordance with SEC Rule 14a-8, I herewith request the inclusion of a Proposal, submitted by myself, as a shareholder, to be included in the next proxy statement of the Company and in the proxy materials for the annual meeting of shareholders. By communication received from Lini Busenbark, Shareholder Services Representative, I am submitting such request to the Company's Corporate Secretary by September 7, 2002.

In compliance with SEC Rule 14a-8, I claim eligibility to submit such a proposal, having continuously held at least $2,000.00 in market value of the company's securities for at least one year, as of this date, and it is my intention to continue holding same, at least through the date of the next shareholders meeting, which I understand, again from Lini Busenbark, will be sometime, although not yet determined, in the calendar year 2003.

Further, I am the registered holder of the above stated securities, and you can verify same through your own records.

I am submitting one proposal herewith, and my proposal and supporting statement does not exceed 500 words.

If you plan on excluding my proposal, or attempt to do so, kindly provide me with the appropriate notice of same in accordance with SEC regulations.

Respectfully submitted,

Robert Grochow
362 Edward Avenue
Woodmere, NY 11598
(Proposal annexed)
Shipped by Federal Express for delivery on September 7, 2002

Proposal: (a) That Mr. Michael Eisner and his management team, be removed from the corporation employment, terminating their contracts, due to what has the appearance of inefficiency and mismanagement, resulting in a severe diminution of the value of the shares held by the shareholders of the Company; and/or (b) to accept an offer of services of Robert Grochow, without cost to the shareholders, for a minimum of one year, to serve as the Company's Chief Executive Officer, or in another similarly designated capacity, with the goal of re-enervating the corporation to it's previous prestigious position within the corporate community.

Supporting Statement: Despite the previous aura that once surrounded the Walt Disney Company, which made it's shares attractive to shareholders, to purchase and hold same as a foundation in their portfolios, that light has diminished to such an extent, so as to raise serious concern about the capability of the current officers and management, to continue in their roles with the Company.

The time has come for my fellow shareholders to awaken to the reality that the current leadership is no longer leading, but seemingly forever chasing it's competitors. Whether one looks to the dismal failings of the ABC network, or the backseat the Company has taken to competing film production companies, it is undeniable that Disney has failed to keep pace and lead the industry, as it once did. Mr. Eisner and his team cannot deny the diminishment of it's previously unparalleled artistic and highly imaginative achievements and stature, when compared to the rest of the industry.

Arguably, Mr. Eisner and his management team can point to political unrest and economic upheaval of our country's fiscal base, as cause for decreased theme park attendance, this and last year. However, rather than dwelling on such as an excuse, what efforts have been made to revitalize increased attendance? I have yet to see an aggressive advertising campaign encouraging families, by offering decreased admission and overall vacation cost (even if temporarily), or acknowledging, what I have to believe is, a highly trained and efficient security presence at the facilities in Florida and California. Families are concerned about the economics of vacationing at what has become a very expensive excursion to the Disney parks, and I am sure, question their safety during such a visit. What economic defenses has the Company instituted to protect share price, should there be a terrorist act at a Disney, or any, theme park?

Quite simply put, the Company has lost it's edge, and from the perspective of a shareholder, those wielding the swords of the company must pay the price of becoming dull.

Whether my fellow shareholders accept my offer of services, or simply vote to remove Mr. Eisner and the current management team, and let the Board vote new officers, I remain steadfast in my commitment that together, we can shake up this once mighty corporation and awaken it's dormant potential. There is a sleeping giant in Disneyland, if only we could open it's eyes.

SUBMITTED BY: ROBERT GROCHOW, SHAREHOLDER IN THE WALT DISNEY COMPANY

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

EXHIBIT B

RECEIVED
2002 NOV 18 PM 4:22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 18, 2002

The Walt Disney Company
500 S. Buena Vista St.
Burbank, California 91521-9722

Re: Stockholder Proposal Submitted By Richard Grochow

Dear Sirs:

We have acted as special Delaware counsel to The Walt Disney Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Richard Grochow (the "Proponent") which the Proponent intends to present at the Company's 2003 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on November 17, 1999, which we assume constitutes the certificate of incorporation of the Company as currently in effect (the "Certificate"); (ii) the Bylaws of the Company amended as of December 15, 1999, which we assume constitutes the bylaws of the Company as currently in effect (the "Bylaws"); and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> **Proposal:** (a) That Mr. Michael Eisner and his management team, be removed from the corporation employment, terminating their contracts, due to what has the appearance of inefficiency and mismanagement, resulting in severe diminution of the value of the shares held by the shareholders of the Company; and/or (b) to accept an offer of services of Robert Grochow, without cost to the shareholders, for a minimum of one year, to serve as the Company's Chief Executive Officer, or in another similarly designated capacity, with the goal of re-enervating the corporation to it's previous prestigious position within the corporate community.
>
> **Supporting Statement:** Despite the previous aura that once surrounded the Walt Disney Company, which made it's shares attractive to shareholders, to purchase and hold same as a foundation in their portfolios, that light has diminished to such an extent, so as to raise serious concern about the capability of the current officers and management, to continue their roles with the Company.
>
> The time has come for my fellow shareholders to awaken to the reality that the current leadership is no longer leading, but seemingly forever chasing it's competitors. Whether one looks to the dismal failings of the ABC network, or the backseat the Company has taken to competing film production companies, it is undeniable that Disney has failed to keep pace and lead the industry, as it once did. Mr. Eisner and his team cannot deny the diminishment of it's previously unparalleled artistic and highly imaginative achievements and stature, when compared to the rest of the industry.
>
> Arguably, Mr. Eisner and his management team can point to political unrest and economic upheaval of our country's fiscal base, as cause for decreased theme park attendance, this and last year. However, rather than dwelling on such as an excuse, what efforts have been made to revitalize increased attendance? I have yet to see an aggressive advertising campaign encouraging families, by offering decreased admission and overall vacation cost (even if temporarily), or acknowledging, what I have to believe is, a highly trained and efficient security presence at the facilities in Florida and California. Families are concerned about the economics of vacationing at what has become a very expensive excursion to the Disney parks, and I am sure, question their safety during such a visit. What economic

> defenses has the Company instituted to protect share price, should there be a terrorist act at a Disney, or any, theme park?
>
> Quite simply put, the Company has lost it's edge, and from the perspective of a shareholder, those wielding the swords of the company must pay the price of becoming dull.
>
> Whether my fellow shareholders accept my offer of services, or simply vote to remove Mr. Eisner and the current management team, and let the Board vote new officers, I remain steadfast in my commitment that together, we can shake up this once mighty corporation and awaken it's dormant potential. There is a sleeping giant in Disneyland, if only we could open it's eyes.
>
> SUBMITTED BY: ROBERT GROCHOW, SHAREHOLDER IN THE WALT DISNEY COMPANY.

The Proposal would purport (i) to require the Board of Directors of the Company (the "Board of Directors" or "Board") to remove Michael Eisner and certain undefined members of the Company's management from office and/or (ii) to require the Board of Directors to elect the Proponent as the Company's chief executive officer or in a similar capacity. For the reasons set forth below, the Proposal is not, in our opinion, a proper subject for action by the stockholders of the Company under the General Corporation Law.

Discussion

Section 141(a) of the General Corporation Law, 8 Del. C. § 141(a), provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Article V, Section 1 of the Certificate explicitly recognizes the principles set forth in Section 141, providing:

> The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors ....

Similarly, Article III, Section 4 of the Bylaws provides:

> The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such

> powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del.C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Maldonado, 413 A.2d at 1255; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1985); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10935, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989).

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and

> the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). The reluctance of the courts to permit a board to delegate its own authority demonstrates that the courts will not readily tolerate the usurpation of the board's responsibilities by stockholders. See, e.g., Paramount Communications, Inc., slip op. at 77-78 ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").

Implicit in the management of the business and affairs of a Delaware corporation is the principle that the board of directors, or persons duly authorized by the board of directors to act on its behalf, directs the decision making process with respect to the employment of a corporation's officers. Section 142 of the General Corporation Law provides in pertinent part as follows:

> (a) Every corporation organized under this chapter shall have such officers with such titles and duties as shall be stated in the by-laws or in a resolution of the board of directors. . . .
>
> (b) Officers shall be chosen in such manner and shall hold their offices for such terms as are prescribed in the by-laws or determined by the board of directors. . . .

Article IV, Section 1 of the Company's Bylaws provides that "[t]he officers of the Corporation shall be chosen by the Board of Directors ..." Likewise, Article IV, Section 2 of the Bylaws provides:

> The Board of Directors at its first meeting held after each Annual Meeting of stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time solely by the Board of Directors, which determination may be by resolution of the Board of Directors or in any bylaw provision duly adopted or approved by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the Board of Directors with or without cause. Any vacancy occurring in

> any office of the Corporation may be filled only by the Board of Directors.

See also In re Walt Disney Co. Derivative Litigation, 731 A.2d 342, 362 (Del. Ch. 1998) ("[I]n the absence of fraud, this court's deference to directors' business judgment is particularly broad in matters of executive compensation); Haber v. Bell, 465 A.2d 353, 359 (Del. Ch. 1983) ("[G]enerally directors have the sole authority to determine compensation levels [of corporate employees] and this determination is protected by the presumption of the business judgment rule in the absence of a showing that the business judgment rule does not apply because of a disabling factor") (citations omitted).

As the authorities discussed above make clear, under the General Corporation Law, absent any provision of the Certificate or the Bylaws to the contrary, the Board has the sole discretion to determine the appropriate officers of the Company in the exercise of its powers and duties to manage the business and affairs of the Company. The Proposal, however, would preclude the Board from exercising its informed business judgment by requiring them to terminate Michael Eisner and the Company's management team and/or to appoint the Proponent as the Company's chief executive officer or in a similar capacity. By mandating that the Board undertake one or both parts of the Proposal, the Proposal would require an abdication by the Board of its duties and responsibilities under the General Corporation Law to make such determinations on behalf of the Company. Since the Proposal would thus limit the directors in the exercise of their managerial authority in a manner inconsistent with the General Corporation Law, the Proposal is not, in our opinion, a proper subject for action by the stockholders of the Company.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that the Proposal is not a proper subject for action by the stockholders of the Company.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

DAB/MDA/ljh

ATTORNEY AT LAW
305 BROADWAY – SUITE 100
NEW YORK, NEW YORK 10007-1109
TEL: (212) 233 - 5400
FAX: (212) 267 - 2129
E-MAIL: RGrochow@aol.com

ROBERT A. GROCHOW, P.C.

November 20, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

RE: Omission of Shareholder Proposal

Ladies and Gentlemen:

The purpose of this letter is to

1) advise the SEC that I have submitted an Amended Proposal to the Company (see annexed) and to
2) Respond to the letter submission, dated November 18, 2002, of the Company, by counsel, Dewey Ballantine LLP, seeking to exclude the original Proposal.

My Amended Proposal, (annexed, and being forwarded to the Company, simultaneously with this Response) and the reasons for it's submission at this time, are stated in the annexation above referenced and incorporated herein, and recited below (see Grochow letter to the Company, dated November 20, 2002.) I believe, as amended, the issues raised by the Company are not applicable, however, those issues are addressed below.

I would ask leave of the Commission to consider the timeliness of the Amended Proposal, if there is an issue as to same, in light of the timely submission of the Proposal, of September, 6, 2002, and the Company's failure to acknowledge or consider said Proposal, (The original Proposal was timely submitted, however, I received no response from the Company until I called on November 14, 2002, spoke with Jim Alden, requested the status of same, and was advised on November 15, 2002 by David Thompson, that they could not locate same, had no record of same, and requested a copy of same, which I forwarded to David Thompson, by fax, on November 15, 2002, with proof of prior timely delivery on September 6, 2002, The Company's first response to my Proposal was therefore on November 18, 2002, copy of which was directed to the SEC.), in the same light and with the same liberality that it would consider a late Response from the Company seeking to exclude a shareholder proposal.

On that point, I note parenthetically, that the Company's Response by letter dated November 18, 2002 is curiously exactly 80 days prior to the "now" expected filing date of the definitive Proxy materials with the Commission, stated to be on or about February 6, 2003; and I only raise this issue, as a mater of inquiry, if such date has been adjusted by the Company to make an otherwise untimely Response, appear timely. I further note, that the Company's failure to previously acknowledge or Respond to my Proposal, which presented significant issues, whether due to it's misplacing same, or an intentional decision to ignore same, is further evidence of the import of my submission, to wit, the Company's current management's failure to act in an acceptable manner, and in the best interests of the Company, and as a fiduciary for shareholders, to at least consider and evaluate all shareholders proposals..

I also note for the Commissions consideration, the following statements, taken directly from the letter submission, and supporting documents on behalf of the Company, dated November 18, 2002, seeking to exclude the original Proposal. For ease of reference I have noted the referenced materials in parenthesis.

> 1. "*The shareholder proposal process is intended to provide a forum for consideration of proposals (emphasis added)* of general benefit to the shareholders..." (See letter submission of the Company, dated November 18, 2002, referencing *Exchange Act Release No. 34-20091* (August 16, 1983)
> 2. "...the directors, in carrying out their duties, *act as fiduciaries of* the company and *its stockholders (emphasis added)* (See annexation to letter submission of the Company, dated November 18, 2002, annexing Opinion Letter, dated November 18, 2002, of Richards, Layton & Finger, citing Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. At 9 (Del. Ch. Nov. 21, 1985)

As to the points raised in the Response of the Company dated November 18, 2002, under the heading II. Reasons for Omission of the Proposal:

IIA. Rule 14a-8(I)1): Improper Under State Law

The Company would rather hide behind the laws of the State of Delaware and it's Bylaws rather than head the concerns and at least hear the concerns of it's shareholders. Regardless, the Amended Proposal now is couched in terms of a "recommendation or request" rather than a directive, which might otherwise cause a conflict, as asserted by the Company. As a recommendation or request, the Proposal, and now the Amended Proposal should not be improper, as alleged.

IIB. Rule 14a-(8(I)4: Personal Grievance or Special Interest

My Proposal did not seek monetary gain or personal aggrandizement, but instead sought to alternatively have the Company recognize a shareholder in a to be designated position on behalf of all the shareholders, who could voice their concerns, , and whose goal would be to assist in energizing the Company and increasing it's status in the corporate community and the value of it's shares for all shareholders. The Company asserts that "the interest the Proponent seeks to advance in connection with the Proposal is not shared by the shareholders generally." My point, is that unless the Proposal, and in the form of the Amended Proposal is put forth to the Shareholders, such statement is baseless. And in fact, that summarizes my entire intent: to put forth to the shareholders, something that the Company is leery to do, so that shareholders may voice their opinion, in the form of a recommendation or request to the Board, that the current Executive of the Company, is not doing a good job, and that there should be consideration to others; and at the same time request and recommend that the Company designate a shareholder in a capacity that will allow an ear and a voice for the shareholders at large. As the Amended Proposal is now couched in terms of a "recommendation and request," rather than a directive, such arguments presented by the Company, are not valid. Regardless, should that later portion of the Proposal and now the Amended Proposal (and I note it was submitted as and "and/or"), still be of concern to the Commission, I would respectfully withdraw that portion of the Proposal and the Amended Proposal

IIC. Rule 14a-8(I)7): Management Functions

Although the Company asserts that the termination of the Company's Executive is a Management Function and thus can be excluded on those grounds, as the Amended Proposal is now couched in terms of a "recommendation and request," rather than a directive, such argument is not valid. Further, where there has been a possible breach of a fiduciary responsibility to shareholders (as evidenced by the appearance of mismanagement of the company allowing for the dreadful loss in share value) by the same body that seeks to exclude the opinions, suggestions and recommendations of shareholders, grounds exist, that at the very least, those opinions, suggestions and recommendations should be heard and be put forth to the shareholders to vote and express their opinion as a recommendation and a request, albeit not a directive to the Board.

IID. Rule 14a-8(I)(8): Relates to Election

As the Amended Proposal is now couched in terms of a "recommendation and request," rather than a directive, such argument is not valid. Further, and as stated above, IIB, my Proposal and now the Amended Proposal, seeks alternatively to have the Company recognize a shareholder in a to be designated position on behalf of all the shareholders, who could voice their concerns. As the Amended Proposal is now couched in terms of a "recommendation and request," rather than a directive, such argument is not valid. Regardless, should that portion of the Proposal and now the Amended Proposal (and I note, such was submitted as and "and/or"), still be of concern to the Commission, I would respectfully withdraw that portion of the Proposal and the Amended Proposal.

IIE. Rule 14a-8(I)(9): Conflicts with Company's Proposal

As the Amended Proposal is now couched in terms of a "recommendation and request," rather than a directive, such argument is not valid. Regardless, I wish the Commission to consider the following. The Company asserts that the Proposal to have the Executive's contract terminated, is at conflict with the Company's own intent to nominate the Executive for election to the Board of Directors at it's 2002 Annual Meeting of Shareholders. Archaic as this may seem to the causal observer, and the shareholders at large, is the import of such argument, to be accepted by the Commission, that the Board acknowledges that is does not even wish to consider the possibility that a substantial number, if not a majority of the shareholders would rather see Mr. Eisner leave; and by excluding even any reference to same or failing to present an alternative, and only presenting to the shareholders his nomination, defeats the concept of an informed Board acting in the best fiduciary interests of the shareholders. There needs to be a mechanism by which the shareholders can speak to the Board before the Board unilaterally submits it's only nomination.

Conclusion:

Based upon the foregoing, I respectfully request that the Commission consider my Proposal and now the Amended Proposal in the form submitted, and deny the Company's request for exclusion. I recognize that the Commission may first have to wait for a Response from the Company to the Amended Proposal.

Respectfully submitted,

Robert Grochow
enclosures

cc:
Dewy Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019-6092
Att: Morton A. Pierce

The Walt Disney Company
Attn: Corporate Secretary
500 S. Buena Vista St.
Burbank, CA 91521-9722

ATTORNEY AT LAW
305 BROADWAY – SUITE 100
NEW YORK, NEW YORK 10007-1109
TEL: (212) 233 - 5400
FAX: (212) 267 - 2129
E-MAIL: RGrochow@aol.com

ROBERT A. GROCHOW, P.C.

RECEIVED
2002 NOV 21 PM 3:35
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 20, 2002

The Walt Disney Company
Attn: Corporate Secretary
500 S. Buena Vista St.
Burbank, CA 91521-9722
(818) 553-7200

Dear Sir or Madam:

In accordance with SEC Rule 14a-8, I herewith request the inclusion of an Amended Proposal, submitted by myself, as a shareholder, to be included in the next proxy statement of the Company and in the proxy materials for the annual meeting of shareholders. The original Proposal was timely submitted, however, I received no response from the Company until I called on November 14, 2002, spoke with Jim Alden, requested the status of same, and was advised on November 15, 2002 by David Thompson, that they could not locate same, had no record of same, and requested a copy of same, which I forwarded to David Thompson, by fax, on November 15, 2002, with proof of prior timely delivery on September 6, 2002, The Company's first response to my Proposal was therefore on November 18, 2002, copy of which was directed to the SEC.

In compliance with SEC Rule 14a-8, I continue to claim eligibility to submit such a proposal, having continuously held at least $2,000.00 in market value of the company's securities for at least one year, as of this date, and it is my intention to continue holding same, at least through the date of the next shareholders meeting.

Further, I am the registered holder of the above stated securities, and you can verify same through your own records.

I am submitting one Amended Proposal herewith, as well as a Response to the Corporations submission to the SEC dated November 18, 2002, which I am similarly submitting to that body. My Amended Proposal and supporting statement does not exceed 500 words.

If you plan on excluding my Amended Proposal, or attempt to do so, kindly provide me with the appropriate notice of same in accordance with SEC regulations.

Respectfully submitted,

Robert Grochow

cc:
Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

Dewy Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019-6092
Att: Morton A. Pierce

Amended Proposal: We the shareholders, do **recommend and request** that the Board of Directors consider (a) That Mr. Michael Eisner, be removed from the company employment, terminating his contract, due to what has the appearance of inefficiency and mismanagement, resulting in a severe diminution of the value of the shares held by the shareholders of the Company; and/or (b) to accept an offer of services of Robert Grochow, without compensation from the Company, for a minimum of one year, to serve in a to be designated corporate capacity, to act for and on behalf of all the shareholders, with the goal of energizing the company to it's previous prestigious position within the corporate community and acting on behalf of all the shareholders as their representative and ombudsman conveying the intent of the shareholders to the Board of Directors and the Company.

Supporting Statement: Despite the previous aura that once surrounded the Walt Disney Company, which made it's shares attractive to shareholders, to purchase and hold same as a foundation in their portfolios, that light has diminished to such an extent, so as to raise serious concern about the capability of the current officers and management, to continue in their roles with the Company.

The time has come for my fellow shareholders to awaken to the reality that the current leadership is no longer leading, but seemingly forever chasing it's competitors. Whether one looks to the dismal failings of the ABC network, or the backseat the Company has taken to competing film production companies, it is undeniable that Disney has failed to keep pace and lead the industry, as it once did.

Arguably, Mr. Eisner and his management team can point to political unrest and economic upheaval of our country's fiscal base, as cause for decreased theme park attendance, this and last year. However, rather than dwelling on such as an excuse, what efforts have been made to revitalize increased attendance? I have yet to see an aggressive advertising campaign encouraging families, acknowledging, what I have to believe is, a highly trained and efficient security presence at the facilities in Florida and California. Families are concerned about the economics of vacationing at what has become a very expensive excursion to the Disney parks, and I am sure, question their safety during such a visit. What economic incentives has the company provided to the public to come to the Parks; and what economic defenses has the Company instituted to protect share price, should there be a terrorist act at a Disney, or any, theme park?

Quite simply put, the Company has lost it's edge, and from the perspective of a shareholder, those wielding the swords of the company must pay the price of becoming dull.

I remain steadfast in my commitment that together, we can shake up this once mighty company and awaken it's dormant potential. There is a sleeping giant in Disneyland, if only we could open it's eyes.

SUBMITTED BY: ROBERT GROCHOW, SHAREHOLDER IN THE WALT DISNEY COMPANY

ATTORNEY AT LAW
305 BROADWAY – SUITE 100
NEW YORK, NEW YORK 10007-1109
TEL: (212) 233 - 5400
FAX: (212) 267 - 2129
E-MAIL: RGrochow@aol.com

ROBERT A. GROCHOW, P.C.

November 21, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

Dewy Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019-6092
Att: Morton A. Pierce

The Walt Disney Company
Attn: Corporate Secretary
500 S. Buena Vista St.
Burbank, CA 91521-9722

Ladies and Gentlemen, Sir or Madam:

In my haste to provide a timely Response to the Commission, I inadvertently allowed a few inadvertent and insignificant typographical errors, in the copies which were delivered to the respective parties on November 20, 2002, corrections for which are noted in **bold** on the enclosed copy, herein.

Thank you for your courtesies.

Yours truly,

Robert Grochow
enclosure

THIS COPY OF THE RESPONSE CONTAINS TYPOGRAPHICAL CORRECTIONS TO THE ORIGINAL RESPONSE, DATED NOVEMBER 20, 2002, SAID CORRECTIONS ARE IN **BOLD**

ATTORNEY AT LAW
305 BROADWAY – SUITE 100
NEW YORK, NEW YORK 10007-1109
TEL: (212) 233 - 5400
FAX: (212) 267 - 2129
E-MAIL: RGrochow@aol.com

ROBERT A. GROCHOW, P.C.

November 20, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

RE: Omission of Shareholder Proposal

Ladies and Gentlemen:

The purpose of this letter is to

1) advise the SEC that I have submitted an Amended Proposal to the Company (see annexed) and to
2) Respond to the letter submission, dated November 18, 2002, of the Company, by counsel, Dewey Ballantine LLP, seeking to exclude the original Proposal.

My Amended Proposal, (annexed, and being forwarded to the Company, simultaneously with this Response) and the reasons for it's submission at this time, are stated in the annexation above referenced and incorporated herein, and recited below (see Grochow letter to the Company, dated November 20, 2002.) I believe, as amended, the issues raised by the Company are not applicable, however, those issues are addressed below.

I would ask leave of the Commission to consider the timeliness of the Amended Proposal, if there is an issue as to same, in light of the timely submission of the Proposal, of September, 6, 2002, and the Company's failure to acknowledge or consider said Proposal. (The original Proposal was timely submitted, however, I received no response from the Company until I called on November 14, 2002, spoke with Jim Alden, requested the status of same, and was advised on November 15, 2002 by David Thompson, that they could not locate same, had no record of same, and requested a copy of same, which I forwarded to David Thompson, by fax, on November 15, 2002, with proof of prior timely delivery on September 6, 2002, The Company's first response to my Proposal was therefore on November 18, 2002, copy of which was directed to the SEC.), in the same light and with the same liberality that it would consider a late Response from the Company seeking to exclude a shareholder proposal.

On that point, I note parenthetically, that the Company's Response by letter dated November 18, 2002 is curiously exactly 80 days prior to the "now" expected filing date of the definitive Proxy materials with the Commission, stated to be on or about February 6, 2003; and I only raise this issue, as a mater of inquiry, if such date has been adjusted by the Company to make an otherwise untimely Response, appear timely. I further note, that the Company's failure to previously acknowledge or Respond to my Proposal, which presented significant issues, whether due to it's misplacing same, or an intentional decision to ignore same, is further evidence of the import of my submission, to wit, the Company's current management's failure to act in an acceptable manner, and in the best interests of the Company, and as a fiduciary for shareholders, to at least consider and evaluate all shareholders proposals.

I also note for the Commissions consideration, the following statements, taken directly from the letter submission, and supporting documents on behalf of the Company, dated November 18, 2002, seeking to exclude the original Proposal. For ease of reference I have noted the referenced materials in parenthesis.

> 1. "*The shareholder proposal process is intended to provide a forum for consideration of proposals (emphasis added)* of general benefit to the shareholders..." (See letter submission of the Company, dated November 18, 2002, referencing *Exchange Act Release No. 34-20091* (August 16, 1983)
> 2. "...the directors, in carrying out their duties, *act as fiduciaries of* the company and *its stockholders (emphasis added)* (See annexation to letter submission of the Company, dated November 18, 2002, annexing Opinion Letter, dated November 18, 2002, of Richards, Layton & Finger, citing <u>Norte & Co. v. Manor Healthcare Corp.,</u> C.A. Nos. 6827, 6831, slip op. At 9 (Del. Ch. Nov. 21, 1985)

As to the points raised in the Response of the Company dated November 18, 2002, under the heading II. Reasons for Omission of the Proposal:

IIA. Rule 14a-8(I)1): Improper Under State Law

The Company would rather hide behind the laws of the State of Delaware and it's Bylaws rather than **heed** the concerns and at least hear the concerns of it's shareholders. Regardless, the Amended Proposal now is couched in terms of a "recommendation or request" rather than a directive, which might otherwise cause a conflict, as asserted by the Company. As a recommendation or request, the Proposal, and now the Amended Proposal should not be improper, as alleged.

IIB. Rule 14a-(8(I)4: Personal Grievance or Special Interest

My Proposal did not seek monetary gain or personal aggrandizement, but instead sought to alternatively have the Company recognize a shareholder in a to be designated position on behalf of all the shareholders, who could voice their concerns, and whose goal would be to assist in energizing the Company and increasing it's status in the corporate community and the value of it's shares for all shareholders. The Company asserts that "the interest the Proponent seeks to advance in connection with the Proposal is not shared by the shareholders generally." My point, is that unless the Proposal, and in the form of the Amended Proposal is put forth to the Shareholders, such statement is baseless. And in fact, that summarizes my entire intent: to put forth to the shareholders, something that the Company is leery to do, so that shareholders may voice their opinion, in the form of a recommendation or request to the Board, that the current Executive of the Company, is not doing a good job, and that there should be consideration to others; and at the same time request and recommend that the Company designate a shareholder in a capacity that will allow an ear and a voice for the shareholders at large. As the Amended Proposal is now couched in terms of a "recommendation and request," rather than a directive, such arguments presented by the Company, are not valid. Regardless, should that **latter** portion of the Proposal and now the Amended Proposal (and I note it was submitted as and "and/or"), still be of concern to the Commission, I would respectfully withdraw that portion of the Proposal and the Amended Proposal

IIC. Rule 14a-8(I)7): Management Functions

Although the Company asserts that the termination of the Company's Executive is a Management Function and thus can be excluded on those grounds, as the Amended Proposal is now couched in terms of a "recommendation and request," rather than a directive, such argument is not valid. Further, where there has been a possible breach of a fiduciary responsibility to shareholders (as evidenced by the appearance of mismanagement of the company allowing for the dreadful loss in share value) by the same body that seeks to exclude the opinions, suggestions and recommendations of shareholders, grounds exist, that at the very least, those opinions, suggestions and recommendations should be heard and be put forth to the shareholders to vote and express their opinion as a recommendation and a request, albeit not a directive to the Board.

IID. Rule 14a-8(I)(8): Relates to Election

As the Amended Proposal is now couched in terms of a "recommendation and request," rather than a directive, such argument is not valid. Further, and as stated above, IIB, my Proposal and now the Amended Proposal, seeks alternatively to have the Company recognize a shareholder in a to be designated position on behalf of all the shareholders, who could voice their concerns. As the Amended Proposal is now couched in terms of a "recommendation and request," rather than a directive, such argument is not valid. Regardless, should that portion of the Proposal and now the Amended Proposal (and I note, such was submitted as and "and/or"), still be of concern to the Commission, I would respectfully withdraw that portion of the Proposal and the Amended Proposal.

IIE. Rule 14a-8(I)(9): Conflicts with Company's Proposal

As the Amended Proposal is now couched in terms of a "recommendation and request," rather than a directive, such argument is not valid. Regardless, I wish the Commission to consider the following. The Company asserts that the Proposal to have the Executive's contract terminated, is at conflict with the Company's own intent to nominate the Executive for election to the Board of Directors at it's **2003** Annual Meeting of Shareholders. Archaic as this may seem to the causal observer, and the shareholders at large, is the import of such argument, to be accepted by the Commission, that the Board acknowledges that is does not even wish to consider the possibility that a substantial number, if not a majority of the shareholders would rather see Mr. Eisner leave; and by excluding even any reference to same or failing to present an alternative, and only presenting to the shareholders his nomination, defeats the concept of an informed Board acting in the best fiduciary interests of the shareholders. There needs to be a mechanism by which the shareholders can speak to the Board before the Board unilaterally submits it's only nomination.

Conclusion:

Based upon the foregoing, I respectfully request that the Commission consider my Proposal and now the Amended Proposal in the form submitted, and deny the Company's request for exclusion. I recognize that the Commission may first have to wait for a Response from the Company to the Amended Proposal.

Respectfully submitted,

Robert Grochow
enclosures

cc:
Dewy Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019-6092
Att: Morton A. Pierce

The Walt Disney Company
Attn: Corporate Secretary
500 S. Buena Vista St.
Burbank, CA 91521-9722

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 16, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Walt Disney Company
Incoming letter dated November 18, 2002

The proposal requests the removal of Disney's chairman and chief executive officer and other management personnel and the hiring of an individual as the chief executive officer.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(7), as relating to Disney's ordinary business operations, (i.e. the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Disney relies.

Sincerely,

Jennifer R. Bowes
Attorney-Advisor